Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Revlon, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-116160 and 333-147955) on Form S-3 (No. 333-169223 and 333-141545) of Revlon, Inc. of our report dated March 3, 2017, with respect to the consolidated balance sheets of Revlon, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive (loss) income, stockholders’ deficiency, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule, and our report on the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of Revlon, Inc.

/s/ KPMG LLP

New York, New York

March 3, 2017